

ZIBA

FOODS

The story so far and our 10-year plan





ZIBA FOODS

Who we are

Ziba Foods is an artisanal food company that specializes in heirloom and wild-grown dried fruits and nuts with superior flavor and nutrition

We are a socially conscious company with a focus on providing sustainable impact to marginalized communities, starting with Afghanistan and growing to reach more than 20m people

Ziba is building a multinational CPG[1] business with projected annual revenue of $64mm by 2030

Ziba will be the World's first global superfood brand, sourcing products from 9 frontier markets for retail outlets around the world.

1. Consumer Product Goods

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Ziba means beautiful

Ziba Foods' premium nuts and dried fruit have been coveted by the likes of the Michelin-starred Restaurant Daniel's team and James Beard Award winner Sarah Owens, as well as a number of other high-profile chefs and food services.

Ziba works directly with small-scale farms and cooperatives, sourcing only the highest quality agricultural products that are heirloom varieties or grown wild without active cultivation.

Ziba combines traditional hand-sorting with modern food safety standards at its purpose-built Kabul factory, basing all production inside Afghanistan to create jobs and to provide a reliable source of income for family farms across the country.

Prized for Quality and Flavor

"With over 1,800 entries this year, the [sofi Awards] are a true testament to the quality of your product"

- Specialty Food Association



Socially Responsible

"Mekelburg's is a woman owned and mainly woman operated business. Naturally we were drawn to Ziba because of its connection to empowering women in Afghanistan. Mekelburg's proudly displays Ziba on our shelves and uses it in items on our menu!"

- Justin Leslie

Mekelburg's FINE FOODS · CRAFT BEER

On Chefs' Tables

"I always heard that the best dried fruits were coming from the beautiful land of Afghanistan and now I'm pleased to introduce them to our customers at Daniel in New York."

- Eddy Leroux, Chef de Cuisine, Restaurant Daniel


DANIEL



ZIBA FOODS

There is unmet demand for ethical products in top retail markets

A new and growing consumer subset

- Consumer demand for premium and ethical snacks is mainstream and growing rapidly
- Demand has surpassed the supply and selection available in farmers' markets and one-off specialty stores
- Large retail companies[1] are seeking suppliers of premium & ethical snacks to meet growing demand

Fast-paced lifestyle - the snacking generation

- The 'on-the-go' snack category grew globally by $3.4 billion in 2017
- Driven by hectic modern lifestyles of the millennial generation

Healthy snacks

- $32.9 billion global healthy snacks market by 2025
- Plant-based diet demand: Nuts are an attractive alternative protein source
- 600% increase over 3 years in those who identify themselves as vegans

Ethical snacks

- 64% of consumers under the age of 35 believe there are not enough "ethical" snacks available in the market
- 66% of global respondents say they're willing to pay more for products that come from companies that are committed to positive social and environmental impact

1. Wal-Mart, Kroger, etc.


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SHILOH
AMERICAN NATIVE PECANS
Ziba on the shelf at Erewhon Market


Ziba's frontier market business model
5 years of market feasibility studies and local market research, on the ground
$2mm financial investment
Relationships built throughout the value chain, from farmers to brokers, freight forwarders to warehouse managers.
A pipeline into top-tier retail stores across USA, UAE, EU, SG
A brand which is building a reputation for providing consumers with top-quality products from frontier markets
5 years of operations and supply chain stress testing
Combining frontier market expertise with an understanding of CPG market dynamics
$16.49
$11.99
sun-dried figs
Ziba on the shelf at MOM's Organic Market

ZIBA FOODS

Ziba satisfies the demands of ethical consumers due to the business model which we have developed over the past 10 years

- Products from frontier markets are rarely brought to market in a way that addresses the demands of today's ethical consumer in top-tier retail environments

- Ziba is the first company to have solved this problem in Afghanistan
  - Capturing value in-country instead of exporting and processing overseas
  - Establishing professional food safety standards, packaging and branding
  - Ziba sources and processes all products in-country, maximizing local value addition while exporting to top-tier global retail markets
  - We have proven our ability to pull raw materials from frontier markets and put them on the shelf at hundreds of top-tier retail outlets in the United States

- Ziba's unique business model can now be replicated in other regions

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Ziba Foods delivers award winning, heirloom products, which correspond directly with long-term market trends


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BETTER QUALITY

Afghanistan is home to rare and distinctive species of heirloom and wild grown dried fruit and nuts. In May 2019 this quality was recognized, when Ziba beat a field of thousands to win the US Specialty Food Association's prestigious sofi™ "New Product" Award for its Sweet Apricot Kernels. In 2020 Ziba was awarded two additional sofi™ awards for its Baby Pistachios and Dried White Mulberries. Ziba supplies three Michelin-starred restaurants.

SUSTAINABLY SOURCED

Ziba is committed to supporting Afghanistan's farmers and empowering women along the value chain. This is a commercial advantage; a 2019 study showed that 64% of US consumers under age 35 say there are 'not enough ethically manufactured snacks available'

NUTRIENT RICH AND IN DEMAND

Lab tests show Ziba products have more protein, healthy fat, iron and vitamins than commercially farmed varieties. Fast growing consumer demand on nutritional values and on-the-go convenience means the global healthy snacks market is set to grow to US$32.9 billion by 2025.

HIGH MARGIN

Ziba has a clear path to achieving 45-50% gross profit margins by fully self-processing and packaging products in Afghanistan, shipping by sea and subsidized air, and purchasing at optimal times of the harvest cycle.

DIVERSE & CERTIFIED RANGE

Ziba Foods currently has 21 Retail SKUs and 12 SKUs for Foodservice. Ziba's processing facility in Kabul is certified by HACCP. Ziba is also leading Afghanistan's first official organic certification program for dried fruit and nuts.

Product	2019		2020		
Retail	1oz	5oz	1oz	5oz	1kg
Shakhurbai Almonds (Dry Roasted & Salted)	●	●	●	●	●
Sweet Apricot Kernels (Dry Roasted & Salted)	●	●	●	●	●
Dried White Mulberries	●	●	●	●	●
Sun-dried Figs		●	●	●	●
Baby Pistachio Kernels (Roasted & Salted)			●	●	●
Gurbandi Almonds (raw)			●	●	●
Kishmish Raisins			●	●	●
Baby Pistachio Kernels (Raw)			●	●	●

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Ziba brings products to market the right way

Sourcing

- Ziba sources raw dried fruits and nuts directly from farmers and cooperatives from 12 provinces across Afghanistan
- 80% of Ziba's products are heirloom and 20% are wild-grown
- Ziba begins negotiations in June of each year for the upcoming season
- Ziba pays farmers in cash and, following a quality control check, receives the products 3-4 days later

Processing

- Processing occurs at Ziba's HACCP-certified factory in Kabul, Afghanistan
- All products are cleaned, hand sorted, freeze-purified, weighed and packed in Kabul
- Ziba's existing factory has capacity to process 200MT of dried fruit and nuts per year, enough to supply 8,000 stores and generate $6mm revenue
- All products are packed and shipped from Afghanistan to Ziba's warehouses in New Jersey, London and Dubai

Distribution

- Ziba has secured US distribution from UNFI and KeHE who together account for approximately 70% of the US natural foods distribution market
- The majority of Ziba's sales are through retail (80%), with the remaining coming from foodservice and D2C
- D2C is via Amazon.com and 3 Shopify stores (USA, UK and UAE)
- Sales are consistent throughout the year with some holiday seasonality in Q4 and Q1


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Ziba's workforce is 100% Afghan and 85% female

90% retention rate since 2016

Leadership and advisors

Legitimacy through heritage and track record



Raffi Vartanian
CEO

15+ years of experience in freight operations for bulk and containerized raw materials and agricultural products



Patrick Johnson
COO

15+ years of experience in frontier & emerging markets distribution operations; Returned Peace Corps Volunteer



Kabir Arghandiwal
Partner

25+ years of experience in international finance, Afghanistan logistics, procurement and supply chain management



Scott Cantini
Partner

25+ years of corporate advisory, financial management and strategic planning experience

Saad Mohseni
Founder & Chairman of MOBY Group, a Frontier/Emerging Markets Media Conglomerate

Mohammed Hussein-Ismail
Head of Business Development for Sub-Saharan Africa, DP World

Ago Dermenjian
CEO of Derco Foods, one of the world's largest and most influential nut companies

Joshua Scherz
President of PeaceWorks (origin of KIND snacks)

Khawar Mann
20+ years experience in Impact Investing

Sabrina Herzog de Souza
ITC Program Director United Nations

Sofiya Voldner (née Sattarova)
Uzbekistan & International Law Advisor

Rachel Zedeck
Food Safety and International Certification Expert


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FOODS

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Ziba has secured international distribution and built a global supply chain from scratch

Replicating our model would take more than five years and millions of dollars

Steps	Planning	Operation	Execution	Cumulative Investment
Local company registration				$10,000
Factory construction				$205,000
HACCP certification				$215,000
Packaging materials				$240,000
Shipping materials				$255,000
Staff hiring and training				$265,000
FDA registration				$270,000
Freight and export controls				$300,000
Nutritional testing				$320,000
Microbial and sanitary testing				$340,000
Warehousing and destination markets				$400,000
Distribution				$500,000
Committing trade spend, slotting fees				$650,000
Brokerage teams				$750,000
Retail promotions				$850,000
Social media marketing				$950,000
eCommerce channel development				$1,150,000
Ad spend for eCommerce portals				$1,250,000
Operating Expenses ($30k/month)				$2,000,000

Cost of Market Entry

$750k was invested over three years to secure Ziba's first retail sale in the United States.

Cost of National Distribution

$1.25mm was invested over two years to secure national distribution across the country

Incremental Unit Cost


0.45 USD[1]
1st unit cost with investment in infrastructure, supply chain, etc.
750k USD
Securing national distribution
1.25m USD

[1] e.g. Cost Plus World Market, Erewhon

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Active and Targeted key accounts

eCommerce

D2C
- shopify
- amazon
- Walmart

eCommerce partners
- mable
- FAIRE
- POD FOODS
- RANGEme

Brick & Mortar

Foodservice
- REGALIS
- DANIEL
- RPM STEAK
- Four Seasons Hotel Miami
- BAVEL

US Retail
- KeHE
- unfi united natural foods
- PHILOSOPHY FOODS THOUGHT FOR FOOD

Selected Active Accounts
- EREWHON ORGANIC GROCER & CAFE
- Cost Plus World Market
- MOM's Organic Market
- Mekelburg's Fine Foods · Craft Beer
- World Foods
- Zingerman's Delicatessen
- Market of Choice — Food for the Way You Live
- infra
- Di Bruno Bros. — Culinary Pioneers Since 1939
- DeLaurenti

Major Target Accounts
- Whole Foods Market
- Sprouts Farmers Market
- Kroger
- National Co+op Grocers
- Safeway
- Albertsons
- Wegmans
- meijer

UAE Retail
- Integrated Green Resources

Active
- Carrefour
- Mirzam Chocolate Makers
- Comptoir 102
- Galeries Lafayette
- Ultra brasserie
- Baker & Spice

Target
- Emirates
- Spinneys
- Jumeirah Group

UK
- Brand Organic — Growing Natural Brands

Active
- Selfridges & Co

Target
- Harrods
- Waitrose
- Sainsbury's
- Planet Organic

Asia
- KweeGee

Q1 2022 launch
- All Kurma
- Scoop Wholefoods

Top priority accounts

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Strategic Focus: Raw Materials

The dried fruits and nuts sector has historically been one of Afghanistan's leading categories for exports. Afghan raisins, in particular, once held a dominant position in world markets prior to Afghanistan being subsumed by conflict in the 1980s

Virtually all of Afghanistan's products are exported in bulk or consumed in the local market; because Ziba's focus is on top-tier retail and foodservice markets globally, we require relatively low volumes (as a percentage of grown products) of raw materials to scale revenue, despite the fact that we only accept the very best quality from what is grown across the country.

In the long term, Ziba will be expanding its sourcing geographies and introducing new products, which will mitigate any potential supply constraints with our current range of products.

Product	Annual Production (MT)	% meeting quality standards	% of supply				
			2021	2022	2023	2024	2025
Dried White Mulberries	4,500	10%	0.9%	2.2%	5.7%	14.6%	37.4%
Sweet Apricot Kernels	4,175	30%	0.3%	0.7%	1.9%	4.8%	12.2%
Heirloom Almonds - Shakhurbai	6,500	25%	0.2%	0.6%	1.4%	3.7%	9.4%
Sun-dried Figs	4,500	40%	0.2%	0.6%	1.4%	3.6%	9.3%
Soft Shell Heirloom Almonds - Satarbai	800	20%	0.1%	0.2%	0.6%	1.5%	3.8%
Tree-dried Apricots	83,500	20%	0.0%	0.0%	0.0%	0.0%	0.1%
Baby Pistachio Kernels	2,000	40%	0.3%	0.8%	2.2%	5.5%	14.2%
Parwan Walnuts	10,000	25%	0.0%	0.0%	0.0%	0.1%	0.2%
Heirloom Almonds - Gurbandi	9,750	25%	0.1%	0.4%	0.9%	2.4%	6.2%
Kishmish Raisins	22,000	10%	0.1%	0.2%	0.5%	1.2%	3.0%



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Strategic Focus: New Product Introduction

Product	2019		2020			2021	2022	2023	2024	2025
Retail	1oz	5oz	1oz	5oz	1kg					
Shakhurbai Almonds (Dry Roasted & Salted)	●	●	●	●	●	●	●	●	●	●
Sweet Apricot Kernels (Dry Roasted & Salted)	●	●	●	●	●	●	●	●	●	●
Dried White Mulberries	●	●	●	●	●	●	●	●	●	●
Sun-dried Figs		●	●	●	●	●	●	●	●	●
Baby Pistachio Kernels (Roasted & Salted)			●	●	●	●	●	●	●	●
Gurbandi Almonds (raw)			●	●	●	●	●	●	●	●
Kishmish Raisins			●	●	●	●	●	●	●	●
Baby Pistachio Kernels (Raw)			●	●	●	●	●	●	●	●
Trail Mix: Roasted & Salted Apricot Kernels + Dried White Mulberries						●	●	●	●	●
Trail Mix; Roasted & Salted Shakhurbai Almonds + Dried White Mulberries							●	●	●	●
Trail Mix: Gurbandi almonds + Dried White Mulberries							●	●	●	●
Trail Mix: Roasted & Salted Apricot Kernels + Kishmish Raisins								●	●	●
Trail Mix; Roasted & Salted Shakhurbai Almonds + Kishmish Raisins								●	●	●
Trail Mix: Gurbandi almonds + Kishmish Raisins								●	●	●
Trail Mix: Almonds, Pistachio kernels, mulberries and raisins								●	●	●
Z-Bar (Energy Bar): Walnuts + Figs + Dried White Mulberries + Pomegranate Molasses									●	●
Z-Bar (Energy Bar): Apricot kernels + Figs + Dried White Mulberries + Pomegranate Molasses										●
Z-Bar (Energy Bar): Almonds + Figs + Dried White Mulberries + Pomegranate Molasses										●

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Strategic Focus: Marketing

Our Marketing strategy focuses on being informative and friendly, while giving people a glimpse (and taste) of Afghanistan.

Increased adspend on Amazon, Google, Instagram/Facebook, etc. will drive Ziba's eCommerce sales from 8% of revenue to 50%+.

- Website
- Instagram
- Facebook
- Pinterest
- Influencer partnerships
- Trade Shows
- Private Events
- PR
- Digital advertising


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NEW
SAME GREAT TASTE
BOLD NEW PACKAGING
environmentally
conscious
HEIRLOOM
Sarah Owens

ZIBA FOODS

How we will grow: replicating our business model in frontier markets across Central Asia and Africa

To properly capture the market opportunity for CPGs sourced from pre-frontier, frontier and emerging markets, Ziba will commence in 2021 a phased approach to supply-side expansion, while continuing to build heavily upon its foundation in distribution, sales & marketing in end-user markets (North America, Europe, Asia and the Middle East).

Phase 1: Progress to-date (2010-2023)

12 years
of market analysis, concept development and operations

1,000 stores
Stores where Ziba is stocked in the USA, UK and UAE

650k
2021 Revenue Forecast

Phase 2: Regional Expansion (2023-2025)

4 Source countries

6,500 stores
Stores where Ziba is stocked in North America, Europe, the Middle East and Asia

$8.9m
2025 Revenue Forecast

Phase 3: Extra-Regional Expansion (2025-2030)

9 Source countries

48+
Retail & Foodservice SKUs

30,000 stores
Stores where Ziba is stocked globally

$64m
2030 Revenue Forecast

[1]The projected size of the global healthy snacks market by 2025

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Phase 2: Regional supply-side expansion

Maintaining full value add in-country in pre-frontier markets requires building a full operation and stress testing it before committing to export

Afghanistan
Almonds, apricot kernels, figs, mulberries, dried apricots, raisins, pistachios, walnuts

Uzbekistan
raisins, liquorice, dried apricots, walnuts, almonds, pistachios

Tajikistan
dried apricots, raisins, walnuts, almonds, apricot kernels, pistachios

Pakistan
walnuts, onion seed, groundnuts, kishmish, apricot kernels, dried apricots, almonds


Krasnodar
Краснодар
Makhachkala
Махачкала
Georgia
Tbilisi
Armenia
Azerbaijan
Baku
Caspian Sea
Uzbekistan
Shymkent
Шымкент
Bishkek
Бишкек
Kyrgyzstan
Tashkent
Turkmenistan
Ashgabat
Dushanbe
Душанбе
Tajikistan
Tehran
Kabul
Islamabad
Syria
Baghdad
Iraq
Afghanistan
Iran
Lahore
Pakistan
Kuwait
Dammam
Persian Gulf
Bahrain
Qatar
Dubai
Gulf of Oman
Karachi
Medina
Riyadh
Saudi Arabia
United Arab Emirates
Muscat
RAJASTHAN
GUJARAT

Product Source　Processing Factory　Export Point

Phase 3: Extra-regional supply-side expansion

Following regional expansion, Ziba will begin sourcing rare and unique products from outside Central Asia, replicating our processing factory in key sourcing areas where we have substantial in-house operational experience, including Armenia, East and West Africa.

By simultaneously scaling our business on both the supply and demand side, Ziba will maximize impact across our sourcing areas, benefitting family farms and marginalized populations everywhere we work.



Armenia
dried cherries, walnuts



East Africa
Groundnuts, dried bananas, macadamia nuts, cashews, dried lemon, dried papaya, dried mango



West Africa
Groundnuts, Moringa, dried mangoes, cashews, kola nuts


Italy
Spain
Turkey
Uzbekistan
Turkmenistan
Tajikistan
Afghanistan
Iran
Iraq
Pakistan
Algeria
Libya
Egypt
Saudi Arabia
Mali
Niger
Chad
Sudan
Nigeria
Ethiopia
Yemen
South Sudan
Cameroon
Somalia
Kenya
Uganda

Product Source | Processing Factory | Export Point

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Ziba Timeline

Phase 1

Phase 2

Phase 3

first national retail account with Cost Plus World Market; launched eCommerce portals on Shopify and Amazon for USA and UAE and allkurma in Singapore; secured distribution with UNFI; received EU/UN funding; first sofi Award

2010-2015
feasibility study, market research
Company formed
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2016
factory built in Kabul, initial staff (6) hired, first bulk shipment to India, HACCP certification

2017
first bulk shipment to USA, recognition by Michelin-starred restaurants

2018
retail line launched (7 SKUs) in USA and UAE

2019

2020
in over 700 stores across USA and UAE; secured distribution with KeHe; accepted into KeHe CARETrade program for 2021-2022; two additional sofi Awards

2021
expand eCommerce channel, grow distribution for US brick & mortar, launch UK & EU markets

2022
begin supply-side expansion in Uzbekistan; buy land and expand factory in Kabul

2023-2024
continue supply-side expansion in Tajikistan, northern Pakistan

2025
build factories in Armenia, Somalia; supply-side expansion in Armenia, Somalia, Uganda, Kenya

2026
build factory in Niger; supply-side expansion in West Africa

2027-2030
demand-side expansion globally, with focus areas to include USA, Europe, Middle East, Asia

IMPACT

How Ziba's business model improves communities

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Ziba's Accomplishments

- Purpose-built, HACCP-certified factory located in Kabul
- On shelves in 1,000+ brick & mortar stores across the US, UK and UAE; eCommerce portals on Amazon and Shopify
- National distribution through UNFI and KeHe, broker representation through Green Spoon

Effect on the ground in Afghanistan

- Maintaining a 85% female, 100% Afghan workforce at our Kabul factory
- Purchasing from hundreds of Afghan Family Farms
- Created 18 full-time (non-seasonal) jobs through direct employment, affecting hundreds of family members
- The foundation has been laid for long-term, sustainable social impact in Afghanistan
  - 100 full-time employees
  - 5,000 family farms
  - 40,000 household members
  - 3.5mm stakeholders in relevant agriculture sectors

Impact Growth

Ziba's metrics for social impact include:

1. The number of jobs we have created for local populations, discouraging economic migration (600 employees by 2030)
2. The percentage of our employees who are female (85%)
3. The number of family farms we have engaged (30,000 by 2030)
4. The percentage of raw materials we source either directly from family farms or from village-level cooperatives (90%)


The multiplier effect
2020
2025
2030
Secondary
(population affected by ag products relevant to Ziba)
Primary
(households of direct)
Direct
(farmers and employees)
3m
21.7m
193,000

Data sources for impact extrapolation:
UN, UNFPA - household size
World Bank - %GDP from ag, population
FAO - relevant ag subsectors

Ziba Foods is committed to delivering deep and long-lasting social impact throughout the value chain

Employing Women

Empowerment of Afghan women, who are marginalized across all economic sectors in Afghanistan, is one of Ziba's founding principles. Since the company was founded in 2015, we have grown to become a close-knit family of talented and dedicated Afghan women who consider "Team Ziba" to be one of their few opportunities for social interaction and freedom of expression.

Ziba's Afghan workforce is currently 85% female, in both our line staff as well as in managerial positions (e.g. Deputy General Manager, Plant Manager, Team Leader). As we grow, Ziba is committed to continuously increase the percentage of our employees who are female.

Ziba is also committed to providing its Afghan staff with year-round employment despite the cyclical nature of the agricultural sector. We also provide safe transportation to and from their homes, helping to mitigate the daily risks that women face in Kabul.

In addition, Ziba provides educational opportunities for its staff, including weekly English lessons and ongoing industry-related training.


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Ziba is committed to delivering deep and long-lasting social impact throughout the value chain

Directly financing farmers - Advance pay



Ziba is committed to sourcing directly from farmers wherever possible, cutting out exploitive middlemen. Contrary to the norm, Ziba pays farmers at the time of delivery, in full, once their products have passed Ziba's rigorous quality controls. Providing farmers with capital at the time of harvest enables them to invest in their businesses proactively well in advance of future planting seasons.

In Spring 2021, Ziba will roll-out a traceability system, enabling consumers to see exactly which farm or cooperative their purchases has come from.



Ziba is committed to delivering deep and long-lasting social impact throughout the value chain

Organic Certification

Ziba's Afghan dried fruit and nuts have been grown the same way for centuries - whether it is our Heirloom products grown by smallhold farmers across the country or our Wild-Grown products which are only naturally cultivated. All of our products are grown using organic farming methods without the use of man-made fertilizers, pesticides, growth regulators or additives, or through genetic modification.

While organic certification in Afghanistan is extremely challenging to obtain due to poor infrastructure, security concerns, and widely-dispersed small-scale farms, Ziba is helping to implement the first official Organic Certification Program for dried fruits & nuts in Afghanistan's history. Ziba will be at the forefront of this movement, and we will be among the first to provide global markets with Certified Organic products from Afghanistan.

Environmental Responsibility

Ziba is in the process of replacing its packaging with biodegradable, compostable, recyclable bags with the aim of eliminating plastic from its supply chain. It is important to Ziba that its values are upheld all the way from farm to table.


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ITC's EFI Ethical Fashion & Food Initiative

Ziba is proud to have been chosen as a partner of the EFI Food Initiative, a United Nations program run by the International Trade Center and funded by the European Union. The EFI Food Initiative is working to connect food artisans from developing countries to socially and environmentally conscious consumers.

EFI provides technical expertise and business support to artisans through a network of social enterprise partners, helping to develop informal micro-enterprises and provide decent and fair working conditions for food artisans. Through strengthening the capacities of small, marginalized entrepreneurs, and the development of sustainable business models, the EFI's food initiative is working to further the UN Sustainable Development Goals.

EFI has committed to supporting Ziba through at least 2023, to continue the organic certification program and bolster support for supply and demand-side expansions.

ITC

Ethical Fashion Initiative

Strategic Focus
Impacting 13 of the United Nations SDGs


SUSTAINABLE DEVELOPMENT GOALS
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
SUSTAINABLE DEVELOPMENT GOALS

The 2030 Agenda for Sustainable Development

Adopted by all United Nations Member States in 2015, the Agenda provides a shared blueprint for peace and prosperity for people and the planet, now and into the future.

At its heart are the 17 Sustainable Development Goals (SDGs), which are an urgent call for action by all countries - developed and developing - in a global partnership. They recognize that ending poverty and other deprivations must go hand-in-hand with strategies that improve health and education, reduce inequality, and spur economic growth - all while tackling climate change and working to preserve our oceans and forests.

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Capital requirements

Phase 1

To continue building upon our distribution, sales & marketing foundation to support continued expansion of the Afghan product line as well as new products in Phases 2 & 3

$2mm invested to-date

Raising $2mm

Phase 2

For regional supply-side expansion into select Central Asian markets

Future Round $2mm

Phase 3

For supply-side expansion into new regions, including East and West Africa

Future Round $3mm

Key Terms

Capital Invested to-date

- **Founders:** $2,000,000
- **Related Party Debt:** $850,000 @ 6%
- **Related Party Convertible Note: $475,000 @ 3%, convertible at $1.5mm cap**
- **Related Party Loan: $250,000, terms flexible**

Current Raise:

- $2mm
- **Equity or convertible debt**
- **$2.2mm premoney valuation**

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Use of capital - Phase 1

SUPPLY-SIDE: MARGIN & CAPACITY BUILDING (51%)

DEMAND-SIDE: REVENUE GENERATION (49%)

Capital Expenditures

- Small diesel generator to reduce risk of downtime from power cuts in Kabul

$20,000

Working Capital

Deployed to purchase products **early in the harvest cycle** in order to secure the **highest quality products at the best price**, and achieve cost-savings by shipping goods by freight in **higher volumes**.

$1,000,000

Sales Brokerage

- Sales brokers are the **gate-keepers** to the world's top food retailers.
- Ziba will leverage UNFI and KeHe distribution and engage **premium sales brokers** in the US (Green Spoon), and in the UK/EU (Brand Organic)

$480,000

Marketing

Ziba's marketing budget will go largely towards **in-store promotions, digital adspend** and consultants to optimize Ziba's **eCommerce performance** on Amazon and zibafoods.com.

$500,000

ZIBA FOODS

Use of capital - Phases 2 & 3

SUPPLY-SIDE: MARGIN & CAPACITY BUILDING (60%)

DEMAND-SIDE: REVENUE GENERATION (40%)

Capital Expenditures

- **Minor investments in packaging machinery will enable Ziba to Increase factory productivity by** 5x
- New or expanded factory in Afghanistan
- Factory construction **in Armenia, East Africa, West Africa**

$1.5mm

Working Capital

Deployed to purchase products early in the harvest cycle **in order to secure the** highest quality products at the best price, **and achieve cost-savings by shipping goods by freight in** higher volumes.

$1.5mm

Sales Brokerage

- **Sales brokers are the** gate-keepers **to the world's top food retailers.**
- **Ziba will leverage UNFI and KeHe distribution and engage** premium sales brokers **in the US (Green Spoon), and in the UK/EU (Brand Organic)**

$500k

Marketing

Ziba's marketing budget will go largely towards in-store promotions, digital adspend **and consultants to optimize Ziba's** eCommerce performance **on Amazon and zibafoods.com.**

$1.5mm

ZIBA FOODS

Projected Revenue 2021-2030 (USD millions)


Revenue
Breakeven
$0.69
$1.77
$4.17
$7.12
$11.15
$17.17
$26.35
$39.10
$52.48
$64.41
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Demand-side Growth

Throughout the implementation of Phases 2 & 3, Ziba will maintain focus on growing our presence in brick & mortar and eCommerce retail channels in target markets:

- **USA**
- **EU / UK**
- **Asia**
- **Middle East**

ZIBA FOODS

Similar brands have recently been acquired by leading US food conglomerates

2014

J.M. Smucker bought Sahale for $80m based on revenue of $50m in 2014

General Mills bought the Annie's brand of organic food, which includes snack bars and popcorn, for $820m in 2014

2016

Kellogg's bought RXBar for $600m in 2017

2018

PepsiCo bought Bare Snacks for $200m in 2018

2020

Mars acquires Kind for $3bn



ZIBA
FOODS

Thank you

RAFFI VARTANIAN, CEO
raffi@zibafoods.com
+971508749296

PATRICK JOHNSON, COO
patrick@zibafoods.com
+393423026623

https://zibafoods.com
@zibafoods